Exhibit 99.18

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

Rio Tinto Equity Incentive Plan 2018 (EIP)

Bonus Deferral Awards and Performance Share Awards

20 March 2019

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

The Remuneration Committee has approved a 50% deferral of the 2018 annual bonus for members of the Executive Committee to be delivered as a Bonus Deferral Award (BDA). Grants of BDA are made under the EIP over either Rio Tinto plc shares or Rio Tinto Limited shares (shares). The number of shares granted as a BDA was calculated using the five day average price of shares up to 15 March 2019, which will vest on the basis of service at 1 December 2021.

Performance Share Awards (PSA) are granted under the EIP and provides participants with the conditional right, subject to performance conditions being met, to receive shares. The number of shares comprised in the PSA is determined using the average share price for the year immediately preceding the commencement of the relevant performance period.  As advised in the Rio Tinto 2018 Annual report published on 28 February 2019 these values are £38.94 in the case of Rio Tinto plc and A$78.17 in the case of Rio Tinto Limited. The awards granted in 2019 will be measured against the Total Shareholder Return performance conditions after five years (as at the end of 2023). The level of PSA granted is as advised on pages 118 (Jean-Sébastien Jacques), 119 (Jakob Stausholm) and 123 (all others named below) of the 2018 Annual report.

The following PDMRs/KMPs were awarded the following share awards on 18 March 2019:

	Rio Tinto plc		Rio Tinto Limited
PDMR/KMP	No. of shares awarded as BDA (calculated using a price of £41.646 per share)	No. of shares awarded as PSA (calculated using a price of £38.94 per share)	No. of shares awarded as BDA (calculated using a price of A$91.090 per share)	No. of shares awarded as PSA (calculated using a price of A$78.17 per share)
Baatar, Bold	5,205	51,752	-	-
Barrios, Alfredo	6,715	57,011	-	-
Jacques, Jean-Sébastien	18,681	125,665	-	-
Salisbury, Christopher	-	-	5,214	49,689
Soirat, Arnaud	8,913	56,582	-	-
Stausholm, Jakob	3,022	79,609	-	-
Trott, Simon	6,140	50,598	-	-

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404